Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Mitchells & Butlers plc

2.	Name of shareholder having a major interest

Legal & General Group plc

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group plc

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c	914945	311,404	shares
HSBC Global Custody Nominee (UK) Ltd A/c	886603	1,936,440
HSBC Global Custody Nominee (UK) Ltd A/c	775245	3,462,257
HSBC Global Custody Nominee (UK) Ltd A/c	130007	105,579
HSBC Global Custody Nominee (UK) Ltd A/c	770286	101,694
HSBC Global Custody Nominee (UK) Ltd A/c	357206	17,571,302
HSBC Global Custody Nominee (UK) Ltd A/c	866197	103,474
HSBC Global Custody Nominee (UK) Ltd A/c	904332	62,118
HSBC Global Custody Nominee (UK) Ltd A/c	916681	38,813
HSBC Global Custody Nominee (UK) Ltd A/c	754612	402,511
HSBC Global Custody Nominee (UK) Ltd A/c	361602	16,245
HSBC Global Custody Nominee (UK) Ltd A/c	282605	711,181
HSBC Global Custody Nominee (UK) Ltd A/c	360509	761,659
HSBC Global Custody Nominee (UK) Ltd A/c	766793	18,279

5.	Number of shares / amount of stock acquired

Not stated

6.	Percentage of issued class

Not stated

7.	Number of shares / amount of stock disposed

Not stated

8.	Percentage of issued class

Not stated

9.	Class of security

Ordinary 5p shares

10.	Date of transaction

15 April 2003

11.	Date company informed

22 April 2003

12.	Total holding following this notification

25,602,956

13.	Total percentage holding of issued class following this notification

3.48%

14.	Any additional information

15.	Name of contact and telephone number for queries

Victoria Penrice 0207 355 6517

16.	Name and signature of authorised company official responsible for making this notification

Mike Bridge - Deputy Secretary

Date of notification

22 April 2003

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